November 14, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Carlton Tartar, Accounting Branch Chief

Frank Wyman, Staff Accountant

Jeffrey Riedler, Assistant Director

Sebastian Gomez Abero, Staff Attorney

Re:	Genzyme Corporation
Comment Letter Dated October 14, 2008
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 0-14680

Gentlemen:

Genzyme Corporation (“Genzyme,” “we,” “us” or “our”) appreciates the opportunity to respond to the comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated October 14, 2008 (the “Comment Letter”) with respect to our Form 10-K for the fiscal year ended December 31, 2007 and our Form 10-Q for the fiscal quarter ended March 31, 2008.  To assist you in your review, we have included the heading and comments from that letter in italics below followed by our responses in regular typeface.

We acknowledge your statement in the Comment Letter that the purpose of the Staff’s review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure of our filings with the Commission.  In addition, at the Staff’s request, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Notes to Unaudited Consolidated Financial Statements

9.     Joint Venture with BioMarin, page 22

1.              Please refer to prior comment six. You disclose that prior to the restructuring, the LLC conducted all research and development, manufacturing and commercialization activities.  Subsequent to the restructuring, the LLC will perform only research and development, BioMarin will perform only manufacturing activities and you will be responsible for all commercialization activities.  Please address the following with respect to your accounting for the restructuring of this joint venture.

•                  The license of technology rights to you and BioMarin at zero cost and on a royalty-free basis appears to indicate that these technology rights have no economic value.  However, in your consolidation under FIN 46R, you attributed $480.5 million to these rights.  Please explain this apparent inconsistency, and tell us how the technology rights meet the definition of an asset under FASB Statement of Concepts No. 6.  Please address why the recorded amount represents an asset in your consolidated financial statements, rather than from the perspective of the LLC as indicated in your response.  Also, please explain the key assumptions used in your determination of this fair value.

•                  You state that the $480.5 million liability represents the value of “out-of-the-money license contracts between the LLC, us and BioMarin.”  Please provide a more comprehensive explanation of your basis for recording this liability, including how the out-licensing of the technology represents a liability in your consolidated financial statements as defined by FASB Statement of Concepts No. 6, particularly given that you are one of the beneficiaries of the out-licensing agreement.

•                  Please tell us the amounts that are recorded in your financial statements for each period presented due to the consolidation of the restructured joint venture, including the treatment of the equity investment prior to the restructuring, as well as each respective amount recorded in your statement of operations relating to the consolidation of the entity, including the line item(s) in which the amortization of the recorded asset and liability are included.

Genzyme’s Response:

The technology rights represented an internally developed asset of the LLC for which there was no capitalized book value, as all costs to develop the asset had been previously expensed by the LLC.  In connection with the restructuring of the LLC on January 1, 2008, the technology rights were perpetually and exclusively licensed out by the LLC to Genzyme and BioMarin on a royalty-free basis.  As described in our previous response, we concluded that we were required to consolidate the LLC under FIN 46R and as a result, in accordance with paragraph 18 of FIN 46R, we recorded the assets and liabilities of the joint venture at their fair values on the date we became the primary beneficiary.  We valued the Aldurazyme intangible asset using a market-participant perspective, resulting in a fair value of $480.5 million.  We recorded this fair value through a consolidation adjustment when consolidating the LLC, resulting in the technology rights being reflected as an asset in our consolidated financial statements rather than an asset in the LLC’s stand-alone financial statements.  As you noted in your comment, we acknowledge that our previous response, in part, stated that the asset and liability were recorded by the LLC.  However, we hereby clarify that the asset and liability were recorded only as consolidation adjustments when consolidating the LLC.

We engaged a third party valuation expert to assist us with determining the value of the technology rights and the corresponding liability for the out-of-the-money license contracts using market-participant assumptions.  Accordingly, the fair value of the rights was estimated by discounting, to present value, the future net cash flows from the commercialization of Aldurazyme.  Such cash flows were discounted to present value using a discount rate of 12% and were also adjusted for the value of the contributory asset of working capital.

We accounted for the out-of-the money license contracts between the LLC, us and BioMarin by analogy to paragraphs A58 and A17 of FAS 141R, which state:

A58:  “The acquirer shall measure the acquisition-date fair value of an asset, such as a building or a patent or other intangible asset, that is subject to an operating lease in which the acquiree is the lessor separately from the lease contract. In other words, the fair value of the asset shall be the same regardless of whether it is subject to an operating lease. In accordance with paragraph A17, the acquirer separately recognizes an asset or a liability if the terms of the lease are favorable or unfavorable relative to market terms.”

A17:  “Regardless of whether the acquiree is the lessee or the lessor, the acquirer shall determine whether the terms of each of an acquiree’s operating leases are favorable or unfavorable compared with the market terms of leases of the same or similar items at the acquisition date. The acquirer shall recognize an intangible asset if the terms of an operating lease are favorable relative to market terms and a liability if the terms are unfavorable relative to market terms.”

Although FAS 141R is not effective until January 1, 2009, the requirements of paragraphs A58 and A17 of FAS 141R are entirely consistent with the provisions of FAS 141, paragraphs 37(e) and 37(k), as it results in the asset and liability being recorded at their fair values.  As articulated by the FASB, while the net economic value may be zero, we believe that separate recognition of the fair values of the technology rights and related unfavorable licenses is fully supported by the Concept Statements and business combination guidance.

On the date of restructuring the LLC, the carrying amount of our investment was $45.0 million which was equal to 50% of the net assets of the LLC.  Pursuant to the restructuring agreements, the LLC retained $2.7 million of its assets and distributed the remaining $87.3 million of net assets to Genzyme and BioMarin.  Our $43.7 million share of the distribution from the LLC consisted of cash, accounts receivable and assumed liabilities.  The distribution reduced our investment in the LLC to $1.3 million, representing our 50% share of the assets retained by the LLC.

Subsequent to the consolidation of the joint venture, $6.0 million of quarterly amortization for the Aldurazyme intangible asset and $6.0 million of quarterly amortization for the corresponding liability is included in amortization expense.  Accordingly, the consolidation of the LLC results in no net impact to our consolidated statements of operations.

Please do not hesitate to call me at 617-768-6403 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Michael S. Wyzga
Michael S. Wyzga
Executive Vice President, Finance, Chief Financial Officer and Chief Accounting Officer